Date: 1 November 2001
Number: 27/01


BHP Billiton Signs Gas Memorandum of Understanding


BHP Billiton, together with the other participants in the North West Shelf NWS) Venture, today signed a Memorandum of Understanding with Methanex Australia Pty Ltd for the supply of gas to a proposed methanol plant on the Burrup Peninsula, Western Australia.

The agreement was signed by the six NWS Venture participants and involves the supply of 200 terajoules of gas a day over a 25 year period from 2005.

Under the agreement, there is also a provision for the NWS Venture to supply a further 200 terajoules a day should Methanex proceed with plans to double production.

It is intended to convert the Memorandum of Understanding into a gas sales agreement by the end of this year, subject to approval by the BHP Billiton Board.

The proposed Burrup Peninsula plant will be supplied with Australian Feedstock Gas(TM) from the NWS Venture's existing facilities at Karratha. Australian Feedstock Gas(TM) is a medium pressure industrial quality natural gas used specifically for projects that require large quantities of gas for downstream processing.

Methanex Australia Pty Ltd is a subsidiary of Methanex Corporation of Canada, which supplies about a quarter of the world's methanol market and more than 30 per cent of the Asia-Pacific market.

BHP Billiton's equity in the North West Shelf Venture is 16.67 per cent. The other participants are Woodside Energy Ltd (operator - 16.67 per cent); BP Developments Australia Pty Ltd (16.67 per cent); Chevron Australia
Pty Ltd (16.67 per cent); Japan Australia LNG (MIMI) Pty Ltd
(16.67 per cent); and Shell Development (Australia) Proprietary Limited (16.67 per cent).

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
Email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
Email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
Email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
Email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
Email: Michael.J.Campbell@bhpbilliton.com


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